Brian B. Margolis + 1 212 937 7239(t) + 1 212 230 8888(f) brian.margolis@wilmerhale.com

October 16, 2009

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attn: H. Christopher Owings

Re:
LivePerson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and August 7, 2009
File No. 000-30141

Dear Mr. Owings:

On behalf of LivePerson, Inc. (the “Company”), we respectfully provide the following responses to comments contained in the letter dated September 21, 2009 (the “Letter”) from H. Christopher Owings of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert P. LoCascio, the Company’s Chairman and Chief Executive Officer.  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Letter.  The Company intends to comply with the comments in all future filings.

Wilmer Cutler Pickering Hale and Door LLP, 399 Park Avenue, New York, New York 10022
Beijing      Berlin      Boston      Burssels      Frankfurt      London      Los Angeles      New York      Oxford      Paulo Alto      Waltham      Washington

Securities and Exchange Commission
October 16, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Government Regulation, page 8

1.
We note your statement that you are subject to federal, state, and local regulation and laws of jurisdictions outside of the United States with respect to computer software and access to or commerce over the Internet.  To the extent material to your business, please discuss the effect of existing or probable governmental regulations on the business.

Response:  We are unable to predict or disclose with any greater specificity than our current disclosure the types of potential regulatory changes that could occur in the future, or the specific impact such regulatory changes could have on our business.  Accordingly, we believe our current disclosure is appropriate to identify the possibility that regulatory changes in the areas cited could have a material impact on our business, but the actual impact would depend entirely on the substance of such regulatory changes, should they occur.

Item 7. Management's Discussion and Analysis of Financial Condition.... page 26

General

2.
Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.  In addition, please discuss in reasonable detail:

a.	economic or industry-wide factors relevant to your company, and

b.	material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note your statement on page 36 under "Currency Rate Fluctuations" that the depreciation of the U.S. dollar against the NIS has had an increased adverse impact on your results of operations and financial condition..."  Please discuss how this has affected your results of operations and financial condition and the actions you are taking to address this fluctuation.  In light of the current global economic turmoil and the potential ramifications on business spending, to the extent material, you should discuss the affect this uncertainty may have on your operations.  See Item 303 of Regulation S~K and SEC Release No. 33-8350.

Securities and Exchange Commission
October 16, 2009

Response: The Company notes the Staff’s comments and in connection with the above recommendations, the Company intends to enhance management’s discussion and analysis of financial condition and results of operations in future filings by expanding the general section to include the following:

•	More specific information on current initiatives being undertaken by management in support of the Company’s business strategy.

•	Trends in the current market and competitive landscape and steps the Company is taking to address new technologies or changes in its customers requirements.

•	Management’s current expectations regarding overall revenue growth for the Company at least for the current calendar year.

•
Additional information regarding incremental investments the Company may currently be making in the business and the related impact on the Company’s cost structure and the trend in operating costs from both a near term and  longer range perspective.

In addition, in future filings, we will revise our disclosure about “Currency Rate Fluctuations” as follows (the underlined text represents the change from the original filings):

As a result of the expanding scope of our Israeli operations, our currency rate fluctuation risk associated with the exchange rate movement of the U.S. dollar against the New Israeli Shekel (“NIS”) has increased. During the year ended December 31, 2008, the depreciation of the U.S dollar against the NIS had an increased adverse impact on our results of operations and financial condition compared to earlier periods because the U.S. dollar cost of expenses incurred in Israel increased. We evaluate appropriate hedging strategies to mitigate currency rate fluctuation risks on an ongoing basis, but have, to date, not entered into any formal hedging programs and do not currently use derivative financial instruments to limit our foreign currency risk exposure. The functional currency of our wholly-owned Israeli subsidiaries, LivePerson Ltd. (formerly HumanClick Ltd.) and Kasamba Ltd., is the U.S. dollar and the functional currency of our operations in the United Kingdom is the U.K. pound.

Securities and Exchange Commission
October 16, 2009

Results of Operations, page 31

3.
We note your statement that "your historical operating results should not be relied upon as indicative of future performance."  We note a similar statement in your Forms 10-Qs for the fiscal quarters ended March 31, 2009 and June 30, 2009.  In future filings, please remove any statement that implies or states that one should not rely upon your historical operating results.  In the alternative, you may make a statement that alerts readers to reasons why your historical operating results may not be a good indicator of your future performance.  Please confirm your understanding in this regard.

Response: The Company notes the Staff’s comment and will not include this language in future filings.

Contractual Obligations and Commitments, page 35

Capital Expenditures, page 35

4.	Please discuss what your $8 million in capital expenditures will consist of in 2009 and the anticipated source of the funds to pay for the expenditures.

Response: In future filings, the Company will expand its disclosure as follows (the underlined text represents the change from the original filings):

During 2007, we began to build a collocation facility in the eastern U.S. to host the LivePerson Business and Consumer services. Through December 31, 2008, we spent approximately $6.7 million for servers, network components and related hardware and software to support this effort. We expect to incur additional capital costs in 2009 related to the continued build-out of our collocation facility and a similar backup facility to support disaster recovery capabilities.  Our total capital expenditures are not currently expected to exceed $8.0 million in 2009. We anticipate that our current cash and cash equivalents and cash from operations will be sufficient to complete the build-out.

Securities and Exchange Commission
October 16, 2009

Item 7a. Quantitative and Qualitative Disclosures About Market Risk, page 36

Currency Rate Fluctuations, page 36

5.
We note your statement that you evaluate appropriate hedging strategies to mitigate currency rate fluctuations on an ongoing basis.  Please discuss your hedging strategies, the objectives of your strategies, and instruments, if any, that you use to manage currency rate exposure.  Please refer to Item 305(b) of Regulation S-K.

Response: In future filings, the Company will expand its disclosure as set forth in the Company’s response to question 2 above.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 11

6.
Please discuss in an appropriate area of your disclose your equity or other security ownership requirements or guidelines (specifying applicable amounts and forms of ownership), and any policies you have regarding hedging the economic risk of such ownership.  Please refer to Item 402(b)(2)(xiii) of Regulation S-K.

Response: In future filings, the Company intends to include disclosure similar to the following:

“Executive Equity Ownership Policy.  We encourage our executives to hold a significant equity interest in our Company. However, we do not have specific share retention or ownership guidelines for our executives.”

Securities and Exchange Commission
October 16, 2009

7.	Please discuss in an appropriate area of your disclosure the role executive officers play in determining executive compensation. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Response: In future filings, the Company intends to include disclosure similar to the following:

“Role of the Compensation Committee and Executive Officers in Determining Executive Compensation.   The Compensation Committee of our Board of Directors reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate.
  Our Chief Executive Officer and President/Chief Financial Officer assist the Compensation Committee in administering our compensation programs. In particular, our Chief Executive Officer and President/Chief Financial Officer together set the base compensation and target bonus levels for all of our executive officers other than themselves.  Our Chief Executive Officer and President/Chief Financial Officer recommend the annual bonus paid to our executive officers other than themselves, which is then approved by the Compensation Committee.
  Periodically, the Chief Executive Officer and President/Chief Financial Officer request that the Compensation Committee review their base compensation and target bonus levels.  In connection with this review, the Chief Executive Officer and President/Chief Financial Officer may provide the Compensation Committee with proposed compensation levels.  The Compensation Committee evaluates any such proposals along with peer group data and then determines the level of adjustment, if any, in the base compensation for these executives.  The Compensation Committee determines the amount of the annual bonuses paid to our Chief Executive Officer and President/Chief Financial Officer.”
Compensation Objectives and Strategies, page 12

8.
We note your statement that "[c]ompensation depends primarily on Company results and individual performance against objectives."  For each element of compensation, please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the objectives that each named executive officer's performance is measured against.  See Item 402(b)(2)(vii) of Regulation S-K.

Response: In future filings, the Company intends to include disclosure similar to the following:

Securities and Exchange Commission
October 16, 2009

“Chief Executive Officer and President/Chief Financial Officer.  On an annual or bi-annual basis, the salary of our Chief Executive Officer and President/Chief Financial Officer is reviewed by the Compensation Committee.  Adjustments, if any, are made based on peer group data, the officer’s historical salary level, the Company’s performance in the previous year as compared to the financial plan and strategic achievements, such as but not limited to new product introductions, new markets and/or acquisitions, accomplished during the previous year.  Each officer’s annual incentive compensation is determined based on peer group data as well as the Company’s performance against objectives, in particular related to revenue, EBITDA per share, employee compensation cost as compared to revenue, and Company strategic achievements accomplished.  Each one of these metrics contributes to the calculation of the bonus amount, which can then be adjusted up or down by the Compensation Committee in its discretion.  Each officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants), existing common stock holdings, strategic achievements and the Company’s performance in the previous year as compared to the financial plan.  The actual amount of incentive equity granted is determined by the Compensation Committee in its discretion.

Executive Vice President of Marketing, Executive Vice President and GM Technology Operations.  Each year the salary of our Executive Vice President, Marketing and Executive Vice President, GM, Technology Operations is determined by the Chief Executive Officer and President/Chief Financial Officer based on peer group data and the officer’s historical salary levels.  While the size of the bonus pool for all executives is based on the Company’s profits as compared to the financial plan, as discussed under “—Role of the Compensation Committee and Executive Officers in Determining Executive Compensation,” the Chief Executive Officer and President/Chief Financial Officer recommend the actual bonus amounts for each officer based on the officer’s performance as compared to stated objectives.  Each officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants), individual performance and the Company’s performance in the previous year as compared to the financial plan.  The actual amount of incentive equity granted is recommended  by the Chief Executive Officer and President/Chief Financial Officer in their discretion, and approved by the Compensation Committee in its discretion.

Senior Vice President of Enterprise Sales and Services.  Each year the salary of our Senior Vice President, Enterprise Sales and Services is determined by the Chief Executive Officer and President/Chief Financial Officer based on peer group data and the officer’s historical salary levels.  The officer’s annual incentive compensation is calculated based on the Company’s revenue growth and profit, with most of the weighting on revenue growth.  The officer’s incentive equity is determined based on peer group data, historical equity grants (including the amount, exercise prices and vesting status of previous grants), individual performance and the Company’s performance in the previous year as compared to the financial plan.  The actual amount of incentive equity granted is recommended by the Chief Executive Officer and President/Chief Financial Officer in their discretion, and approved by the Compensation Committee in its discretion.”

Securities and Exchange Commission
October 16, 2009

Use of Outside Advisors, page 13

9.
We note your statement that your Compensation Committee reviews competitive compensation data prepared by Culpepper and Associates, and publicly available data for industry peer group companies.  To the extent that the compensation committee engaged in benchmarking against the companies in Culpepper and Associates data or against the companies in your peer group, please identify the benchmark, and if applicable, its components, including component companies.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: In future filings, the Company intends to include disclosure similar to the following:

“The Compensation Committee periodically reviews competitive compensation data prepared by Culpepper and Associates, a provider of worldwide salary surveys and data for compensation and employee benefit programs in the technology industry, as well as publicly available data for industry peer group companies.  The data provided by Culpepper and Associates is aggregated across companies based on size and geographic region and provides us general information about compensation levels of similarly sized companies in the geographic areas where our employees are located.  We also review executive compensation elements for a select group of publicly traded “software as service” companies compiled by us from proxy statements and other public reports filed by these companies.  The companies within this group reviewed by the Compensation Committee in the past year were Blackboard Inc., Concur Technologies, Inc., Kenexa Corporation, NetSuite Inc., Omniture, Inc., RightNow Technologies, Inc., Salesforce.com, inc., Taleo Corporation, The Ultimate Software Group, Inc., and Websense, Inc.”

Securities and Exchange Commission
October 16, 2009

Compensation Structure, page 13

10.
We note under "Employment Agreements for our Named Executive Officers" that Robert P. LoCascio and Timothy E. Bixby are eligible under their employment agreements for an annual discretionary bonus and that Eli Campo and Kevin T. Kohn participate in LivePerson's bonus plan.  Please include in this section a discussion of the annual discretionary bonus and LivePerson's bonus plan as they relate to the structure of your executive compensation.  Also, please advise what relationship, if any, that these awards have to your Annual Incentive Compensation plan awards described under the section titled “Annual Incentive Compensation.”

Response: In future filings, the Company intends to clarify that the bonuses for all of the Company’s named executive officers are paid pursuant to our Annual Incentive Compensation Plans as described in the Company’s response to question 8 above and there are no additional bonus plans or discretionary bonuses.  For clarification, the annual discretionary bonuses referenced in the employment agreements for Robert P. LoCascio and Timothy E. Bixby, if any, are paid pursuant to the provisions of our Annual Incentive Compensation Plans.

1.  Salary, page 13

11.
Please discuss the strategic achievements, market conditions, and competitive practices and other factors that you considered when setting your named executive officers' salaries in 2008 and 2009.  Please discuss your Compensation Committee's reasoning in any decision to increase or decrease salary materially.

Response: In addition to the disclosure described in the Company’s response to question 8 above, in future filings, the Company intends to include disclosure similar to the following:

“In 2009, the base salaries of all of our named executive officers remained unchanged.  This was primarily due to the challenging market conditions and competitive benchmarks, which indicated that the salaries for executives at certain peer companies would also remain unchanged.

In 2008, the base salaries of all of our named executive officers increased within a range of 5% to 18%.  These increases were primarily intended to reflect market conditions, comparable market salary increases in the technology sector and individual performance.  We note that the highest percentage increases were awarded to our Chief Executive Officer and our President/Chief Financial Officer, neither of whom had received any increase in the prior year.”

Securities and Exchange Commission
October 16, 2009

2.  Annual Incentive Compensation, page 14

12.
We note that payment under your Annual Incentive Compensation plan is "contingent upon attainment of certain performance targets," which may include items such earnings per share, return on equity, assets or capital, gross net revenues among other forms of corporate performance listed in this section.  Please indicate exactly which forms of corporate performance the Compensation Committee used with respect to 2008 compensation and how these factors differed, if at all, from the factors selected for setting 2007 compensation.  Also for each area of corporate performance selected, please disclose the goals necessary to achieve threshold, target and maximum payout; your actual results under those categories; and how the amount paid to each executive officer was ultimately determined.  Finally, if you omitted this information; because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: Please see the Company’s response to question 8 above. The forms of corporate performance the Compensation Committee used with respect to setting 2008 compensation as described in the Company’s response to question 8 did not differ materially from the factors selected for setting 2007 compensation. As discussed in question 15 below, there are no threshold or maximum payouts for individuals and there are no individual goals necessary or sufficient to achieve target payouts.

3.  Long-term Incentives - Equity-Based Awards, page 14

13.	Please discuss how you determined the amount of long-term incentives that were awarded to each named executive officer.

Response: Please see the Company’s response to question 8 above.

Securities and Exchange Commission
October 16, 2009

Compensation Committee Discretion, page 15

14.
We note that the Compensation Committee has the discretion to increase or decrease compensation materially.  Please discuss if the Compensation Committee exercised its discretion in 2008 to adjust compensation, and if so, whether the adjustment applied to one or more of your specified named executive officers and to which elements of pay.  Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: Other than as described in the Company’s response to question 11 above, the Compensation Committee did not exercise its discretion to adjust compensation in 2008.

Grants of Plan-Based Awards in 2008 Fiscal Year, page 21

15.
We note your statement under footnote one to this table that "[t]here were no threshold bonus opportunities."  However, on page 14 under "Annual Incentive Compensation" you state that your bonus payout in any given year for any individual will be between 50% and 150% of the individual's target bonus.  This statement seems to indicate a threshold, target and maximum payment of 50%, 100% and 150% under your Annual Incentive Compensation.  Please reconcile these two statements.  Also, please revise the "Estimated Future Payouts under Non-Equity Incentive Plan Awards" columns of your Grants of Plan-Based Awards to disclose the potential threshold, target and maximum payouts under your Annual Incentive Compensation plan or advise why it is not appropriate for you to do so.

Response: In future filings, the Company will revise its disclosure to delete the range of expected bonus levels.  The range was given based on historical observation, not forward-looking threshold or maximum payments.  The aggregate amount of annual incentive compensation the Company pays to its employees each year, including to executives pursuant to our Annual Incentive Compensation Plans as described in the Company’s response to question 8 above, is based on the Company’s overall financial performance.  Although each executive has a target bonus level set at the beginning of each year, the amount paid at the end of such year can be adjusted based on the Company’s overall performance during that year.  The Compensation Committee retains discretion to adjust the bonus amount paid to any executive, regardless of that executive’s target bonus or specific corporate performance metrics.

Securities and Exchange Commission
October 16, 2009

Certain Relationships and Related Transactions, page 24

16.
Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  In this regard, to the extent applicable please discuss;

  the types of transactions that are covered by such policies and procedures;

  the standards to be applied pursuant to such policies and procedures;

  the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures; and

  a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.
Please refer to Item 404(b) of Regulation S-K.

Response: In future filings, the Company intends to revise its disclosure under the heading “Certain Relationships and Related Transactions” similar to the following:

“Any transaction or series of transactions in which we participate and a related person has a material interest would require the prior approval by our Board of Directors. In such cases, the Board of Directors would review all of the relevant facts and circumstances and would take into account, among other factors, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.  If a transaction relates to a director, that director would not participate in the Board of Directors’ deliberations.

Related persons would include a member of our Board of Directors and executive officers and their immediate family members.  It would also include persons controlling over five percent of our outstanding common stock.  Under our written policy on conflicts of interest, all of our directors, executive officers and employees have a duty to report to the appropriate level of management potential conflicts of interests, including transactions with related persons.

Pursuant to our Audit Committee Charter, our Audit Committee is responsible for reviewing potential conflict of interest situations and approving, on an ongoing basis, all related party transactions required to be disclosed pursuant to Item 404 of Regulation S-K.  In particular, our Audit Committee Charter requires that our Audit Committee approve all transactions between the Company and one or more directors, executive officers, major stockholders or firms that employ directors, as well as any other material related party transactions that are identified in a periodic review of our transactions.”

Securities and Exchange Commission
October 16, 2009

* * * * * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K; and

(iii)	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (212) 937-7239.  Thank you.

Very truly yours, /s/ Brian B. Margolis Brian B. Margolis

Enclosures

cc:	Robert P. LoCascio (LivePerson, Inc.) Monica L. Greenberg, Esq. (LivePerson, Inc.)